Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

Preliminary Assessment Lost Creek Property, March 16, 2011

I, Matthew J. Yovich, P.E., of 1800 West Koch, Bozeman, Montana, USA, do hereby certify that:

•	I have been retained by Ur-Energy Inc. of 10758 W. Centennial Road, Suite 200, Littleton, Colorado, 80127, to manage, coordinate and develop this Preliminary Assessment, Lost Creek Property.

•	I am a principal and Vice President of TREC, Inc., 1800 West Koch, Bozeman, Montana, USA.

•	I graduated with a Bachelor of Science degree in Civil Engineering from University of Wyoming in 1987.

•	I am a Professional Engineer in Montana. I am a member of the Society for Mining, Metallurgy, and Exploration.

•	I have worked as an Engineer for 24 years, and have been a Professional Engineer for 16 years.

•
I have read the definition of “qualified person” set out in National Instrument (NI) 43-101 and certify by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

•
I visited the Lost Creek site on March 5, 2011, in order to observe the geography and geology of the Project site, verify work done at the site by Ur-Energy, observe the potential locations of Project components, current site activities, the location of exploration activities and gain knowledge on existing site infrastructure.

•	I am responsible for all aspects of this report, except for Sections 15 and 19.

•	I am independent of the issuer applying all of the tests of NI 43-101.

•	I have had minor prior involvement with the Lost Creek Project as I assisted in portions of the design for the Processing Plant Facilities for the Lost Creek Project.

•	I have read the NI 43-101 and the Preliminary Assessment Lost Creek Property has been prepared in compliance with NI 43-101.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the Preliminary Assessment contains all scientific and technical information that is required to be disclosed to make the Preliminary Assessment not misleading.

Dated this 16th day of March, 2011

Signed and Sealed

/s/ Matthew J. Yovich, P.E.

Matthew J. Yovich, P.E., Vice President
TREC, Inc.